UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

LIPELLA PHARMACEUTICALS INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

53630L100
(CUSIP Number)

David E. Danovitch, Esq. Sullivan & Worcester LLP 1633 Broadway – 32nd Floor New York, NY 10019 (212) 660-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 19, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1	name of reporting persons Michael B. Chancellor
2	check the appropriate box if a member of a group*		(a) ☐ (b) ☐
3	sec use only
4	source of funds* PF, OO (1)
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)		☐
6	citizenship or place of organization United States
number of shares beneficially owned by each reporting person with	7	sole voting power 1,199,397 (2)
	8	shared voting power 0
	9	sole dispositive power 1,199,397 (2)
	10	shared dispositive power 0
11	aggregate amount beneficially owned by each reporting person 1,199,397 (2)
12	check box if the aggregate amount in row (11) excludes certain shares*		☐
13	percent of class represented by amount in row (11) 19.3% (3)
14	type of reporting person* IN

* SEE INSTRUCTIONS

(1) Consists of (i) 732,730 shares of common stock, par value $0.0001 per share, of the issuer (“Common Stock”) purchased by Dr. Chancellor with personal funds, and (ii) 466,667 shares of Common Stock that may be issued on the exercise of stock options awarded by the Issuer to Dr. Chancellor in his capacity as an officer and director of the Issuer, which are vested and exercisable within 60 days of the filing of this statement on Schedule 13D (the “Chancellor Options”).

(2) Consists of (i) 732,730 shares of Common Stock beneficially owned by Dr. Chancellor and (ii) the Chancellor Options.

(3) Calculated based on 5,743,945 shares of Common Stock outstanding as of December 22, 2022 following the closing of the initial public offering by the issuer of the Common Stock, as disclosed in the prospectus, dated December 19, 2022, filed by the Issuer pursuant to Rule 424 of the Securities Act of 1933, as amended, with the U.S. Securities and Exchange Commission on December 21, 2022. The amount of additional shares of Common Stock that Dr. Chancellor has the right to acquire within 60 days of the filing of this statement on Schedule 13D (466,667 shares) are deemed to be outstanding for purposes of calculating his beneficial ownership percentage.

CUSIP No. 53630L100	13D	Page 3 of 6 Pages

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.0001 per share (“Common Stock”), of Lipella Pharmaceuticals Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 7800 Susquehanna Street, Suite 505, Pittsburgh, Pennsylvania 15208.

Item 2.	Identity and Background

(a)	This Schedule 13D is being filed on behalf of Michael B. Chancellor (the “Reporting Person”). The Reporting Person disclaims beneficial ownership of all securities reported in this statement except to the extent of the Reporting Person’s pecuniary interest therein, other than those securities reported herein as being held directly by the Reporting Person.

(b)	The business address of the Reporting Person is 7800 Susquehanna Street, Suite 505, Pittsburgh, Pennsylvania 15208.

(c)	The Reporting Person is the Chief Medical Officer and a member of the Board of Directors of the Issuer.

(d)	- (e) The Reporting Person has not been, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States of America.

Item 3. Source or Amount of Funds or Other Consideration.

The Reporting Person beneficially owns 1,199,397 shares of Common Stock, consisting of (i) 732,730 shares of Common Stock which were acquired with personal funds from time to time and as a result of the conversion of certain promissory notes in connection with the Issuer’s initial public offering, as described in Item 6 below, and (ii) 466,667 shares of Common Stock that may be issued on exercise of stock options owned by the Reporting Person that were awarded to him in his capacity as an officer and director of the Issuer.

Item 4. Purpose of Transaction.

The Reporting Person is the Chief Medical Officer and member of the Board of Directors of the Issuer. All of the Issuer’s securities owned by the Reporting Person have been acquired or granted to the Reporting Person by the Issuer in his capacity as serving as an officer and director of the Issuer, as described in Item 6 below. Except as set forth herein, the Reporting Person has no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may, at any time, review or reconsider his positions with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but except as described herein, has no present intention of doing so.

The information contained in rows (7), (8), (9), (10), (11) and (13) of the cover page of this Schedule 13D and the corresponding footnotes, and the information set forth in or incorporated by reference in Item 2, Item 3, Item 5 and Item 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 4.

Item 5. Interest in Securities of the Issuer.

The responses to rows (7) through (13) of the cover page of this Schedule 13D and the corresponding footnotes are hereby incorporated by reference in their entirety in this Item 5.

CUSIP No. 53630L100	13D	Page 4 of 6 Pages

(a)       See responses to Items 11 and 13 on the cover page.

(b)       See response to Rows (7), (8), (9) and (10) on the cover page.

(c)       Except as described in Item 6 or as otherwise set forth in this Schedule 13D, the Reporting Person has not, to the best of his knowledge, engaged in any transaction with respect to the Common Stock of the Issuer during the sixty days prior to the date of filing this Schedule 13D.

(d)       To the knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of the Issuer beneficially owned by the Reporting Person as reported in the Schedule 13D.

(e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Note Cancellation and Stock Purchase Agreement

In August 2009 and January 2015, the Issuer issued an aggregate of $100,000 in promissory notes to the Reporting Person (the “Chancellor Notes”), of which an aggregate face value of approximately $75,000 was outstanding prior to the Issuer’s initial public offering of its Common Stock. In connection with the closing of such initial public offering and pursuant to a Note Cancellation and Stock Purchase Agreement between the Issuer and the Reporting Person, effective immediately prior to such closing, the Chancellor Notes were cancelled and the Reporting Person was issued an aggregate of 22,950 shares of Common Stock.

Executive Employment Arrangements

On March 31, 2021, the Reporting Person was granted options to purchase 100,000 shares of Common Stock in connection with his service as the Issuer’s Chief Medical Officer and member of the Board of Directors. The shares vest in equal installments over three years beginning on the anniversary date of the grant, such that all options shall be fully vested and exercisable on March 31, 2024.

On September 3, 2021, the Reporting Person was granted options to purchase 160,000 shares of Common Stock in connection with his service as the Issuer’s Chief Medical Officer and member of the Board of Directors. The shares vest in equal installments over three years beginning on the anniversary date of the grant, such that all options shall be fully vested and exercisable on September 3, 2024.

Lock-Up Agreement

In connection with the Issuer’s initial public offering, the Reporting Person is subject to a lock-up agreement (the “Lock-Up Agreement”) that, subject to certain exceptions, prohibits the Reporting Person from, among other things, directly or indirectly offering, pledging, selling, contracting to sell, selling any option or contract to purchase, purchasing any option or contract to purchase, granting any option, right or warrant to purchase or otherwise transferring or disposing of any shares of Common Stock, options to acquire shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock for a period of 180 days from December 19, 2022 without the prior written consent of the representative of the initial public offering’s underwriters. The foregoing summary of the Lock-Up Agreement is qualified in its entirety by reference to the Lock-Up Agreement, which is attached as an exhibit to this Schedule 13D and is incorporated by reference herein.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. 53630L100	13D	Page 5 of 6 Pages

Item 7. Material to be filed as Exhibits.

10.1	Form of Lock-Up Agreement, executed by the Reporting Person (incorporated by reference to Exhibit A to the Form of Underwriting Agreement filed as Exhibit 1.1 to the Company’s Registration Statement on Form S-1, as amended (File No. 333-266397), filed with the SEC on December 13, 2022).

CUSIP No. 53630L100	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 29, 2022
/s/ Michael B. Chancellor
Name: Michael B. Chancellor